[Andrews Kurth Letterhead]

September 6, 2007

VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Constellation Energy Partners LLC
Schedule 14A
Filed August 14, 2007
File No. 001-33147

Dear Mr. Schwall:

In this letter, we have set forth the responses of Constellation Energy Partners LLC (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2007 (the “Comment Letter”), with respect to the above captioned preliminary proxy statement filed with the Commission on August 14, 2007 (the “Proxy Statement”). For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

September 6, 2007

General

Comment 1

We note that your proxy statement modifies the terms of your Class F Units. Please furnish the information required by Item 13(a) of Schedule 14A. See Item 12(f) of Schedule 14A.

Response:

The Company respectfully submits that it is not required to include in the Proxy Statement the information prescribed by Item 13(a) of Schedule 14A (the “Item 13(a) Information”). The Company is soliciting proxies to ask its holders of Common Units to consider and act upon a proposal to approve: (a) the conversion of each of the outstanding Class F Units into one Common Unit and (b) issuing Common Units upon such conversion (the “Proposal”). Instruction 1 to Item 13 of Schedule 14A provides “[n]otwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” For the reasons discussed below, we respectfully submit that the information prescribed by paragraph (a) of Item 13 is not material (and would not be meaningful) to a holder of Common Units for the exercise of prudent judgment in regard to the Proposal.

The Class F Units were issued and sold in a private transaction to unrelated third-party investors in July 2007 (the “Private Placement”). The Class F Units were issued in the Private Placement as the total number of Units issued in such Private Placement exceeded 20% of the Common Units outstanding and under the rules of NYSE Arca, the exchange upon which the Company’s Common Units trade, Common Units equal to no more than 19.9% of the Common Units outstanding may be issued without the prior approval of holders of Common Units. Pursuant to the terms of the Class F Units, the conversion of the Class F Units into Common Units is contingent on approval by the holders of Common Units (excluding Common Units issued in the Private Placement). The proceeds of the issuance of the Class F Units were used to partially finance the acquisition by the Company of certain oil and gas properties and related assets located in Oklahoma (the “Amvest Acquisition”). The Proposal relates only to whether or not to approve the conversion of Class F Units into Common Units, and it does not involve a decision of whether or not to approve the Amvest Acquisition, which closed in July 2007. As a result, the Company has concluded that the Item 13(a) Information is not material to the investment decision to be made by the holders of Common Units entitled to vote on the Proposal.

A majority of the outstanding Common Units are eligible to vote in the special meeting (excluding the Common Units and Class F Units purchased by the private investors in July 2007). If approved, the Proposal will result in the one-for-one conversion of Class F Units into Common Units. Thus, the holders of Common Unit will not experience any dilution or other material changes in their respective ownership interests in the Company

Mr. H. Roger Schwall

September 6, 2007

as a result of the Proposal. Accordingly, we respectfully submit that inclusion of the Item 13(a) Information is not material to the decision by a holder of Common Units whether to vote to approve the Proposal and permit the conversion of the Class F Units.

Furthermore, conversion of the Class F Units does not have a financial impact on the Company and, therefore, the Item 13(a) Information is not material to the investment decision and should not be required for the Proxy Statement. As mentioned above, the Class F Units will convert into Common Units on a one-for-one basis. The approval of the conversion of the Class F Units into Common Units would only result in a reclassification of the Class F Units into Common Units within the unitholders’ equity of the Company without any change to total unitholders’ equity or to assets or liabilities or the statements of operations or cash flows. The only significant effect of conversion is that future cash distributions on the Common Units issued upon conversion of the Class F Units will not be subject to the subordination provisions to which the Class F Units are subject—a fact that is clearly set forth in the Proxy Statement. In addition, if the holders of Common Units do not approve the Proposal, then the percentage of distributions to the Class F Units will increase. The potential percentage increase in Class F Unit distributions represents the most significant financial impact on the holders of Common Units and such information is clearly disclosed in the Proxy Statement. Therefore, based on the foregoing reasons, we believe that the inclusion of Item 13(a) Information in the Proxy Statement would not be deemed material to the exercise of prudent judgment by a holder of Common Units with respect to the Proposal.

As the Company would like to mail the Proxy Statement to its holders of Common Units as soon as possible, it would appreciate your prompt review of this response letter. Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 220-4360.

Regards,

/s/ G. Michael O’Leary

cc:	John W. Madison (Securities and Exchange Commission)

Angela A. Minas (Constellation Energy)

Lisa J. Mellencamp (Constellation Energy)

Michael Hiney (Constellation Energy)